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                               August 8, 2022

       Mark Locke
       Chief Executive Officer
       Genius Sports Ltd
       9th Floor, 10 Bloomsbury Way
       London, WC1A 2SL

                                                        Re: Genius Sports Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 18,
2022
                                                            Form 6-K Filed May
12, 2022
                                                            File No. 001-40352

       Dear Mr. Locke:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 5. Operating and Financial Review Prospects
       E. Critical Accounting Policies and Estimates, page 63

   1. Please tell us your consideration of including your goodwill and intangible asset impairment testing in
your critical accounting policies and estimates. Your discussion on goodwill should focus
on whether you are at risk of failing the quantitative impairment test or that the fair
value of each of your reporting units are substantially in excess of carrying value and are
not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

                                                              the percentage by
which fair value exceeded carrying value at the date of the most recent test;
                                                              a detailed
description of the methods and key assumptions used and how the key
 Mark Locke
FirstName  LastNameMark Locke
Genius Sports Ltd
Comapany
August     NameGenius Sports Ltd
       8, 2022
August
Page 2 8, 2022 Page 2
FirstName LastName
              assumptions were determined;
                a discussion of the degree of uncertainty associated with the assumptions; and
                a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 5E of Form 20-F.
Consolidated Statement of Operations, page F-3

2. Please tell us your consideration of the guidance in SAB Topic 6:B and ASC 480-10-S99-
         3A(20) related to presenting net loss available to common shareholders on the face of your statements of operations and factoring in the preferred share accretions in your calculation of loss per common share.
Consolidated Statement of Cash Flows, page F-6

3. Please tell us what the effect of business combinations line item represents in the operating activities section and your basis in ASC 230 for presenting this line item.
Note 3. Business Combinations, page F-18

4. Please tell us your consideration of the guidance in Item 8 of Form 20-F and Articles 3-
         05 and 11-01 of Regulation S-X in assessing whether audited financial statements of
         Second Spectrum, Inc. and the related pro forma financial information reflecting the acquisition should be provided.
Form 6-K filed May 12, 2022

Exhibit 99.2, page 1

5. We note your disclosure of Group Adjusted EBITDA in the second bullet point and your disclosure of Group Adjusted EBITDA and Group Adjusted EBITDA Margin after the second paragraph. Please tell us your consideration of also presenting the most directly comparable GAAP measures. Refer to Regulation G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark Locke
Genius Sports Ltd
August 8, 2022
Page 3

       You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMark Locke                           Sincerely,
Comapany NameGenius Sports Ltd
                                                       Division of Corporation
Finance
August 8, 2022 Page 3                                  Office of Trade &
Services
FirstName LastName